4675 MacArthur Court, Suite 800

Newport Beach, California 92660 USA

949.437.1180  fax:  949.724.1459

J. Nathan Jensen

Vice President and General Counsel

www.cleanenergyfuels.com

VIA EDGAR

August 5, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Jennifer Thompson

Washington, D.C. 20549

RE:	Clean Energy Fuels Corp.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 27, 2014
File No. 1-33480

Dear Ms. Thompson:

On behalf of Clean Energy Fuels Corp. (the “Company,” “we,” “us” or “our”), set forth below are the Company’s responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission in the Staff’s comment letter dated July 8, 2014. The numbers of the responses and headings set forth below correspond to the numbered comments and headings on the letter from the Staff. For convenience, the text of the Staff’s comments appears in italics in each item below.  Capitalized terms used but not defined in this letter have the meanings given to them in the Company’s Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”).

Properties, page 37

1.                                      We read on page 13 that you own 229 fueling stations. Either disclose the locations of these fueling stations or tell us why disclosure is not necessary. If the 85 ANGH stations discussed on page 11 are not included in the 229 fueling stations, please also disclose the locations of ANGH stations. Refer to Item 102 of Regulation S-K.

Response:

In accordance with Instruction 2 to Item 102 of Regulation S-K, the Company evaluated the materiality of each of its fueling stations by taking into account quantitative and qualitative factors, including the revenue and operational costs of each individual station relative to the Company’s operational results as a whole and the impact of each individual station on the Company’s business. The Company respectfully advises the Staff that, following such evaluation, the Company determined that no single fueling station is material to its business taken as a whole, and therefore none of the Company’s fueling stations is a “principal plant” or a “materially important physical propert[y]” for which the location is required to be disclosed pursuant to Item 102 of Regulation S-K.

North America’s leader in clean transportation

Additionally, the Company respectfully informs the Staff that the 85 ANGH stations discussed on page 11 are included in the 229 fueling stations referenced on page 13.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

2.                                      We note your discussion at the top of page 46 regarding ANGH stations located at Pilot Flying J Travel Centers. Please tell us what is meant by your statement that you are “entitled to recoup” all of your investments in ANGH stations built at Pilot locations plus a defined return. In doing so, specify how recovery of your investment will occur and clarify how you present these activities within your statements of operations both before and after the recovery of your investment.

Response:

Pursuant to the Liquefied Natural Gas Fueling Station and LNG Master Sales Agreement (“Pilot Agreement”) dated August 2, 2010 between the Company and Pilot Travel Centers, LLC (“Pilot”), the Company is entitled to recover all of its capital investments in each station built at a Pilot location (each, a “Pilot Station”), plus a defined return (“Defined Return”) equal to a specified percentage of such capital investment, out of the profits of the station before it is required to share any of the profits of the station with Pilot.  After our capital investments and Defined Return are recovered for a Pilot Station, the Company begins sharing the profits of such station with Pilot. A redacted version of the Pilot Agreement was filed as Exhibit 10.92 to the Form 10-K (and a confidential treatment order pertaining to the redacted portions was granted by the Staff on March 21, 2014).

The Company records the revenues and associated costs from the LNG sales with respect to each Pilot Station on a gross basis in our financial statements until we receive a return of our capital investment and our Defined Return with respect to such Pilot Station.  After the Company has recovered its capital investment and Defined Return with respect to a Pilot Station, the Company will record revenues and associated costs with respect to each Pilot Station on a gross basis in our Consolidated Statements of Operations, and record Pilot’s proportionate share of the operating profits from such Pilot Station as an operating expense in its Consolidated Statements of Operations, in each case as the operating profits are earned. To date, we have not recovered our capital investment of any of the stations or shared any of the station profits.

Results of Operations, page 54

3.                                      Please include a discussion and analysis of changes in your income tax (expense) benefit for the periods presented. In doing so, ensure you discuss the impact of foreign operations on the income tax (expense) benefit. Please show us what your disclosures would have looked like for the periods presented in your filing. Since your foreign operating losses disclosed on page 113 appear to be substantially different than the foreign pre-tax losses disclosed on page 108, please also explain to us the reasons for the variations.

Response:

The Company respectfully advises the Staff that the foreign operating losses disclosed on page 113 are different than the foreign pre-tax losses disclosed on page 108, primarily as a result of various non-operating, intra-entity activities that occur below the operating income line (the amounts disclosed on page 108) and that are included in the pre-tax income line (the amounts disclosed on page 113) and eliminate upon consolidation. The differences for the periods presented are primarily attributable to charges relating to interest expense and the remeasurement of U.S. denominated intra-entity notes on the Company’s foreign subsidiaries’ Statements of Operations that are charged through Other Comprehensive Income on the Company’s financial statements. The Company considers the notes along with other intra-entity transactions for which settlement is not planned or anticipated in the foreseeable future as long-term investments, and as such, reports the transaction gains or losses in the same manner as translation adjustments on the Company’s financial statements in accordance with Accounting Standards Codification (“ASC”) 830-25-35-3.

As requested by the Staff, set forth below are period-to-period comparative descriptions of income tax (expense) benefit for the periods presented in the Form 10-K.  However, the Company respectfully advises the Staff that it did not include such descriptions in its results of operations comparative disclosure contained in the Form 10-K because, in accordance with Item 303(a)(3) of Regulation S-K, the Company determined, in its judgment, that a description of this component of its Consolidated Statements of Operations was not necessary to understand the Company’s results of operations for the periods presented as a whole.  In making this determination, the Company considered the factors described in Instructions 1, 2 and 4 to Item 303(a) of Regulation S-K, and concluded that a period-to-period discussion of this component of its operational results was not necessary to provide a reader an understanding of the Company’s financial condition during the periods presented and would not have been materially relevant to an investor’s, or other user’s, ability to assess the Company’s overall financial condition and results of operations during such periods.  The Company respectfully notes to the Staff that, in the course of evaluating its results of operations for each quarterly and annual period, the Company may reach different conclusions for each such period regarding which components of its Consolidated Statements of Operations would be materially relevant to a reader’s understanding of the Company’s overall operational results during the applicable period.

Comparative descriptions of income tax (expense) benefit for the periods presented in the Form 10-K:

2013 Fiscal Year Compared to 2012 Fiscal Year:  Income tax expense increased $2.4 million to $3.7 million in the year ended December, 31 2013, from $1.3 million in the year ended December, 31 2012. This increase was primarily related to $1.4 million of foreign taxes imposed on the sale of the Company’s interest in Clean Energy del Peru and $1.0 million of taxes that arose from foreign subsidiaries.

2012 Fiscal Year Compared to 2011 Fiscal Year:  Income tax (expense) benefit increased $2.0 million to $1.3 million of expense in the year ended December, 31 2012, from a benefit of $0.7 million in the year ended December, 31 2011.

This increase was primarily related to losses incurred in 2012 for which no tax benefit was recorded.

Financial Statements and Supplementary Data, page 66

Notes to Consolidated Financial Statements, page 74

(1) Summary of Significant Accounting Policies, page 74

Revenue Recognition, page 78

4.                                      We note from your disclosure on page 49 that you generate and sell LCFS and RIN Credits. Please tell us how you account for these credits, including whether or not you record any accounting entries when they are generated. Also clarify the point, such as upon delivery or upon a commitment to sell, when you recognize credit revenues.

Response:

There is currently no authoritative accounting literature from either the Financial Accounting Standards Board (“FASB”) or the International Accounting Standards Board (“IASB”) on accounting for emission allowances.  In 2003, the Emerging Issues Task Force (“EITF”) contemplated emission accounting questions in EITF 03-14, but the item was later removed from its agenda.  U.S. generally accepted accounting principles (“GAAP”) allow the use of other accounting literature (including International Financial Reporting Standards) when there is no applicable guidance within the U.S. GAAP hierarchy (as defined in ASC 105-10-05).  In accordance with such principles, the Company elected to follow the framework set forth in International Accounting Standard 20, “Accounting for Government Grants and Disclosure of Government Assistance,” to account for its LCFS and RIN Credits.

The Company’s LCFS and RIN Credits are generated as an output from its distribution process.  Therefore, the Company’s LCFS and RIN Credits are recorded as assets and product revenue at the time they are generated to ensure appropriate matching with the related cost which they are intended to mitigate.

In the Company’s case, the LCFS and RIN Credits appear to align more closely with intangible assets representing identifiable nonfinancial assets that lack physical substance, and the Company generally sells the LCFS and RIN Credits within a year after they are generated. As a result, the LCFS and RIN Credits are classified as Other Receivables in current assets on the Company’s Balance Sheets.

5.                                      You disclose that the revenue allocated to the sale of fuel in your multiple element arrangements is recognized ratably over the term of the arrangement. Please clarify why fuel revenue is recognized ratably instead of when delivered.

Response:

The Company respectfully advises the Staff that revenue allocated to the sale of fuel in its multiple element arrangements is recognized as fuel is delivered.  The Company informs the Staff that it intends to include additional disclosure regarding its recognition of fuel sale revenue in its Quarterly Report on Form 10-Q for the period ended June 30, 2014, which the Company expects to file on or about August 7, 2014.

Net Loss Per Share, page 80

6.                                      We note that you include all 5 million shares underlying the GE warrants within your basic and diluted net loss per share calculations. Since your disclosures on page 102 indicate that certain underlying shares become exercisable upon events that have yet to occur, please tell us how you determined that all shares should be included within your basic and diluted EPS computations.

Response:

On November 7, 2012, concurrently with the execution of the GE Credit Agreement, the Company issued to GE a warrant for the purchase of up to 5 million shares of the Company’s common stock at a price per share of $0.01.

The Company utilized ASC 260-10-45-12A through 45-13 in its evaluation of the warrant for purposes of inclusion in its basic and diluted EPS computations.

ASC 260-10-45-12A provides that basic EPS should represent a measure of the performance of an entity over a specified reporting period, and contingently issuable shares should be included in basic EPS only when there is no circumstance under which those shares would not be issued. ASC 260-10-45-13 further clarifies that shares issuable for little or no cash consideration (i.e. penny warrants) upon the satisfaction of certain conditions (contingently issuable shares) shall be considered outstanding common shares and included in the computation of basic EPS as of the date that all necessary conditions have been satisfied.  As of December 31, 2013, the Company had the continued intent to draw all amounts committed under the GE Credit Agreement to fund the construction of two LNG plants, the occurrence of which would permit the warrant to become fully exercisable. As a result, as of such date, the Company concluded that there was no circumstance under which the shares underlying the warrant would not be issued. Therefore, pursuant to the guidance found in ASC 260-10-45-12A through 45-13, the full 5 million shares were included in the computation of basic and dilutive EPS.

(2) Acquisitions and Divestitures, page 82

BAF, page 84

7.                                      We note your sale of BAF, including BAF’s 100% ownership interest of ServoTech, to Westport Innovations Inc. on June 28, 2013. Please tell us why you did not present BAF as discontinued operations pursuant to ASC 205-20-45-1. If you did not present BAF as discontinued operations due to the two year $5 million marketing agreement, tell us in detail why this agreement constitutes significant continuing involvement under ASC 205-20-55-15 through 55-17. Lastly, please tell us whether or not you received the expected $5 million payment during the first quarter of 2014.

Response:

The Company evaluated the sale of BAF, including BAF’s 100% ownership in ServoTech, in accordance with ASC 205-20-45-1 and concluded that, due to the terms of the $5 million marketing agreement (the “Marketing Agreement”), the Company has significant continuing involvement in BAF within the criteria of

ASC 205-20-55-17.  The Company considered the factors specified in ASC 205-20-55-17 in evaluating whether its continuing involvement in BAF constitutes significant continuing involvement, including particularly the following characteristic of significant continuing involvement:  “The ongoing entity and the buyer (or the disposed component) are parties to a contract or otherwise parties to an arrangement that in substance enables the ongoing entity to exert significant influence over the disposed component’s operating and financial policies.”

The Company’s ability to exert significant influence over BAF’s operating and financial policies after the sale of BAF are demonstrated by, among other things, (a) the appointment of an executive of the Company to an Operating Committee (which committee was established pursuant to the Marketing Agreement) that is responsible for creating sales and marketing strategies for BAF and assisting in the performance of such sales and marketing strategies, (b) the Company providing a product line manager for BAF, and (c) the Company serving as the point of contact for BAF’s largest customer due to the Company’s relationship with this customer, enabling BAF to continue to sell to this customer and potentially increase sales to this customer.  These features of the Marketing Agreement and the Company’s continued relationship with BAF resulted in the Company’s conclusion that it retains significant continuing involvement in BAF in accordance with the factors specified in ASC 205-20-55-17, which disqualified the Company from presenting BAF as discontinued operations pursuant to ASC 205-20-45-1.

Additionally, in response to the Staff’s comment, the Company respectfully informs the Staff that it received the $5 million payment under the Marketing Agreement during the first quarter of 2014.

(17) Capitalized Lease Obligation and Receivables, page 114

8.                                      If sales-type leases are a significant part of your business activities in terms of revenue, net income or assets, please provide all disclosures required by ASC 840-30-50-4.

Response:

The Company respectfully advises the Staff that sales-type leases are not a significant part of its activities in terms of revenue, net income or assets.  The Company held assets under sales-type leases of $1.5 million, $1.6 million and $1.9 million and recognized interest income of $0.1 million for each of the years ended December 31, 2013, 2012 and 2011, respectively.

Acknowledgement:

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any additional questions please contact me directly at (949) 437-1180.

Thank you for your consideration.

/s/ J. Nathan Jensen
J. Nathan Jensen
Vice President & General Counsel
Clean Energy Fuels Corp.

cc:	Richard R. Wheeler, Chief Financial Officer
Steven G. Rowles, Esq., Morrison & Foerster LLP